

GAMCO
ASSET
MANAGEMENT

Improving Shareholder Value
at Myers Industries

1-800-GABELLI

www.gabelli.com

Disclaimer

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF GAMCO ASSET MANAGEMENT INC. ("GAMCO"), AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO MYERS INDUSTRIES, INC. (THE "ISSUER"). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE ISSUER WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.

GAMCO HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM STATEMENTS MADE OR PUBLISHED BY THIRD PARTIES. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. NO WARRANTY IS MADE THAT DATA OR INFORMATION, WHETHER DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SEC OR FROM ANY THIRD PARTY, ARE ACCURATE.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS ADDRESSED IN THIS PRESENTATION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. YOU SHOULD BE AWARE THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.

GAMCO SHALL NOT BE RESPONSIBLE OR HAVE ANY LIABILITY FOR ANY MISINFORMATION CONTAINED IN ANY SEC FILING, ANY THIRD PARTY REPORT OR THIS PRESENTATION. THERE IS NO ASSURANCE OR GUARANTEE WITH RESPECT TO THE PRICES AT WHICH ANY SECURITIES OF THE ISSUER WILL TRADE, AND SUCH SECURITIES MAY NOT TRADE AT PRICES THAT MAY BE IMPLIED HEREIN. THE ESTIMATES, PROJECTIONS AND PRO FORMA INFORMATION SET FORTH HEREIN ARE BASED ON ASSUMPTIONS WHICH GAMCO BELIEVES TO BE REASONABLE, BUT THERE CAN BE NO ASSURANCE OR GUARANTEE THAT ACTUAL RESULTS OR PERFORMANCE OF THE ISSUER WILL NOT DIFFER, AND SUCH DIFFERENCES MAY BE MATERIAL. THIS PRESENTATION DOES NOT RECOMMEND THE PURCHASE OR SALE OF ANY SECURITY.

GAMCO RESERVES THE RIGHT TO CHANGE ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AS IT DEEMS APPROPRIATE. GAMCO DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN.

UNDER NO CIRCUMSTANCES IS THIS PRESENTATION TO BE USED OR CONSIDERED AS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY.

Executive Summary

Over the past several years, it has become apparent to GAMCO that shareholders of MYE require more appropriate representation at the Board level to assist in creating shareholder value. It is our view that the Board has failed in both its Advisory and Oversight mandate:

1. The M&A strategy approved by the Board has had serious negative consequences for shareholders, driven by valuation errors, poor timing of acquisitions and divestitures, and insufficient due diligence

2. Compensation for both executives and the Board has increased despite lack of evidence of value creation for shareholders and poor operating performance.

We believe the addition of GAMCO's slate of directors to the Board will help increase strategic focus and fiduciary responsibility at the Board level, driving a process that will ultimately lead to greater shareholder value over the <u>long term</u>.

Poor Oversight of M&A Strategy

- The Board, under the leadership of Chairman Richard Johnston (Chairman since 2009, Director since 1992), has failed to properly oversee M&A transactions

- Acquisitions have resulted in a series of transactions which have significantly damaged shareholder value

- Time and again shareholders have witnessed Myers' practice of buying high and selling low

- Shareholders would be hard-pressed to find an acquisition in recent years that has driven value

- More recently, acquisitions have been completed with inadequate diligence, leading to both material weaknesses in accounting and worse than expected profitability, all of which have destroyed shareholder value

Poor M&A Oversight under Johnston

Sommer Allibert S.A.

Date	Target	Purchase Price	Write-Down	Sale Price
1999	**Sommer Allibert's Material Handling Division**	**$150[1]**	**$110[2]**	**$68[3]**

All figures in millions

- European Material Handling
  - In 1999, Myers purchased the Material Handling division of Sommer Allibert S.A. and a related JV for $150 million

  - In 2006, the company incurred a $110 million impairment charge related to the acquisition

  - In February 2007, the division was sold for $68 million
    - Reported gain of $17.8 million net of taxes[4]

[1] *2001 10-K p.19*
[2] *2006 10-K p.18*
[3] *2007 10-K p.39*
[4] *2007 10-K p.39*

Poor M&A Oversight under Johnston: Summary

Lawn and Garden

Date	Target	Purchase Price	Write-Down	Sale Price
2014	**Lawn & Garden Segment**	**$228**	**$82**[1]	**$110**[2]
2007	*ITML Horticultural Products*	*$119*[3]		
2004	*Productivity California*	*$29*[4]		
1999	*Listo Products*	*$18*[5]		
1999	*Dillen Products Companies*	*$62*[6]		

All figures in millions

[1] *2011 10-K p.23*
[2] *2014 10-K p.46*
[3] *2007 10-K p.39*
[4] *2004 10-K p.28*
[5] *2002 10-K p.23*
[6] *2001 10-K p.21-22*

Poor M&A Oversight under Johnston:
Director since 1992, Chairman since 2009

Lawn & Garden Disaster

- In 1999, Dillen Products Companies and Listo Products were acquired for $62 million and $18 million, respectively[1]

- In 2004, Productivity California was acquired for $29 million[2]

- In January 2007, MYE closed on its acquisition of ITML Horticultural Products (blow-molded plastic planter pots) for $118.6 million[3]

- Almost immediately, the company discussed increased competitive pressures within its Lawn & Garden division[4]

- In 2008, 2010 and 2011, MYE recognized goodwill impairment charges relating to Lawn & Garden of $10 million, $72 million and $0.3 million; all told $82 million of impairment charges were taken relating to these acquisitions[5]

[1] 2001 10-K p.21-22
[2] 2004 10-K p.28
[3] 2007 10-K p.39
[4] 2007 2Q 10-Q p.16
[5] 2011 10-K p.23

Poor M&A Oversight under Johnston

- Auto Products
  - In 2004, MYE acquired ATP Automotive (WEK and Michigan Rubber) for $61 million[1]
  - 2014: WEK sold for $20.7 million[2]
    - Based on the Company's decision to restructure its segment reporting following the WEK sale, we can infer that WEK was of such a material nature to the company's Engineered Products group that was the larger of the two Companies and, as such, had been purchased for well in excess of the ultimate sale price.

[1] *2005 10-K p.27*
[2] *2014 10-K p.46*

Poor M&A Oversight under Johnston

SAS Due Diligence?

- In 2007, Myers acquired the North American Operations of Schoeller Arca Systems (SAS), including intellectual property, for $42 million[1]
- Myers then sued a competitor, Orbis, for patent infringement
    - However, it was discovered during the litigation that Orbis had a patent license agreement from SAS that predated the one sold to Myers
    - Orbis was awarded $3.1 million in damages from SAS[2]
    - SASS BV (parent of SAS) informed Buckhorn (MYE subsidiary) that SAS would be unable to pay due to financial distress
    - Myers and Buckhorn have filed suit against SAS and SASS BV. Meanwhile, Myers has taken a loss for the full judgement
- It is unclear why Myers did not settle the litigation after discovering the licensing agreement
- It is further unclear how Myers was unaware that IP it had purchased was licensed to a competitor

[1] 2007 10-K p.40
[2] 2014 10-K p.51

Poor M&A Oversight under Johnston

Brazilian Accounting Challenge

- 2012: Acquired Novel Group (Brazil) for $31 million ($4 million cash, $26 million assumption of debt)[1]
- The company recently stated it needed an extension to file its 10-K due to "what appears to be errors in the accounting for inventory and possibly fraudulent activities at its Brazilian operations."
- Segment results are not broken up, however according to MYE filings, Novel occupies 145,000 sq. ft., while the Brazilian operations of Myers occupies 54,000 sq. ft.[2]
  - The size of Novel relative to MYE ops makes it likely that the irregularities relate to this acquisition
  - Myers reported two Material Weaknesses within its Brazilian operations, which lowered net income by $2.5 million
- Clawback of bonus paid not discussed

[1] *2014 10-K p.27*
[2] *2014 10-K p.17*

Poor M&A Oversight under Johnston

Scepter Acquisition

- In July 2014, MYE announces the acquisition of plastic fuel tank manufacturer Scepter for $157 million
  - The company estimated TTM EBITDA at $23.5 million, valuing the acquisition at 6.7x EBITDA, with no material synergies to be generated (just $2 million)[1]

More importantly, the Scepter acquisition put company in a position had to sell Lawn & Garden, even in a short term period of weakness

[1]*MYE Press Release dated 7/3/14*

Poor M&A Oversight under Johnston

The Lawn & Garden and Scepter Saga

Myer's overall M&A strategy has been largely incoherent and has cost shareholders.

With its perpetually underperforming Lawn & Garden business up for sale in an auction process that had already dragged on for 7 months, the Board approved the company's largest acquisition in 7 years, Scepter Corporation for $157 million.

Poor M&A Oversight under Johnston

- Company did not take into account that the trailing twelve months would provide a challenging high water mark
- First three months Scepter performed materially below "expectations"
  - "…the performance of newly acquired Scepter was not as strong as expected in the quarter."- 10/29/14
  - Company blamed a lack of weather disasters
  - This situation demonstrated a lack of diligence in understanding the "Scepter pipeline" and the downside scenarios of the business

Poor M&A Oversight under Johnston

In July 2014, MYE CEO John Orr noted on a conference call regarding Scepter:

> "We found them and then they kind of found us. So it was not an auction"- John Orr[1]

[1]*Factset Research: MYE July 9, 2014 Business Update Call*

Lack of Oversight at Board Level

- Troubling Notes on the Scepter Process
  - In 2014, the Board's Capital Allocation Committee met only once[1]
  - Outgoing Board member Dan Lee referred to "the board's careless attitude toward important decisions" such as divestitures and executive compensation in his resignation letter to the board[2] (see attached)

[1]*Myers Industries' Definitive Proxy filed 3/31/14 p.10*
[2]*Dan Lee's Letter of Resignation dated 3/13/15- MYE 8K (3/13/15)*

Poor M&A Oversight under Johnston

- Post-Scepter, MYE Board and management allowed its balance sheet to be levered at over 3.7x EBITDA

- The drawn-out sales process of Lawn & Garden put more power into acquirers' hands

- Myers announced the sale of Lawn & Garden in Jan 2015 to Wingate Partners for $115 million, including $25 million of seller paper

Poor M&A Oversight under Johnston

- Subsequently, the private equity firm renegotiated the purchase price down an additional $5 million, to $110 million

- Took back unsecured $20 million seller paper at 5% with no carried interest

- Throughout 2014, management had described a year-long auction process with multiple bidders for the Lawn & Garden

- Why was Wingate Partners V, LP allowed to renegotiate price downward?

Historic Failure to Act in the Best Interests of Shareholders

- On April 24, 2007, Myers agreed to be sold to Goldman Sachs Capital Partners (GSCP) for $22.50/ share[1]

- On December 9th, Myers provided GSCP an extension to complete the transaction and released it from any liabilities in return for a small breakup fee

- As Chairman of the Special Committee, Johnston oversaw a process that allowed GSCP to pay a nominal sum to walk away from the deal leaving Myers in a significantly weakened position

- After GSCP walked away from the transaction, Myers had already given up any rights to sue for performance or damages

[1] *2007 10-K page 38*

Audit Committee's Rubber Stamp

- 19 days after issuing 4Q and FY 2014 results, the Company filed a form NT 10-K stating their inability to file their 10-K on time[1]

- No proper disclosure provided that the 10-K would be delayed due to two potential "material weaknesses" in its internal controls within the Brazilian Operations

  - Restatement of earnings resulted in a further $2.3mm ($0.07/ share) loss for FY2014

- We believe shareholder would be better served directors, like our Nominees, have the requisite vigor and experience to ask appropriate questions and avoid such missteps

[1] *Myers Financial Filings*

Compensation Committee: "Pay for Performance?"

- 2014 Total Shareholder Return materially lagged the broader market, with MYE shares declining 14.2% while the S&P500 rose 13.5% MYE ended 2014 at $17.60 vs a price of $21.12 at the end of 2013.

- Revenue grew 6.7% "mainly due to the purchase of Scepter," implying little to no organic growth

- MYE operating profit, after adjusting for what the Company estimates to be "one-time items," declined by $6.2 million to $19.5 million, down 24%

- A book loss on a sale of $4.7 million was taken in 2014, presumably from the sale of WEK

Source: Company Filings

"Pay for Performance?"

- Management has shown a consistent inability to understand end market dynamics. Quotes from "Earnings Calls":
  - 1Q14: "Unfortunately, extremely poor weather conditions and transportation issues negatively impacted net sales during the first quarter by approximately $9.6 million and resulted in a decrease in net income of approximately $2.5 million or $0.07 per share."
  - 1Q14: "Some inefficiencies in phase two of our Lawn & Garden segment's restructuring project, including overhead redundancies and machine start up challenges additionally impacted sales volumes and operating results during the quarter. Any savings that were realized from phases one and two of the segment's restructuring project were more than offset by these issues."
  - 2Q14:"Lower sales and competitive pricing pressure in one of our businesses, a significant slowdown in Brazilian sales due to the World Cup activities, and higher than anticipated logistics costs led to the decline in gross profit margin year-over-year."
  - 3Q14: "While our third quarter 2014 performance was certainly disappointing, I'd like to outline a number of external factors that negatively impacted our sales and earnings performance during the quarter and discuss what we're doing about them."

Source: Factset Research

"Pay for Performance?"

- Management pay rose in 2014 despite poor operating performance, significant losses on the sale of WEK and Lawn & Garden, financial irregularities in Brazil and disappointing results from Scepter:
  - CEO base salary increased to $788k from $762k
    - Total Comp. $3.7mm
  - CFO Base increased to $368k from $340k
    - Total Comp. $858k
  - Further, the Compensation Committee recommended the following increases in compensation awarded to each board member
    - Retainer $52.5k vs. $40k
    - Stock Grants $75k vs. $60k
  - We believe our Nominees, if elected, will help hold management and the Board itself more accountable for Company under performance

"Pay for Performance?"

- Myers' proxy statement indicates bonuses and long-term compensation are based on a variety of factors that do not take into consideration the effectiveness of acquisitions and divestitures

  – Therefore, should the company acquire a business, mismanage it, have a "write down," and then sell it for a gain, there would be no negative impact on compensation

- Further, there appear to be numerous adjustments to financial result that the Compensation Committee can make when determining management's compensation, raising questions as to how closely is compensation tied to actual performance

Operating Performance Has Deteriorated

The company's operating performance has weakened under CEO John Orr



Deteriorating Operating Performance

	Operating Income (Millions)	Operating Income Margin	Stock Price Year-End
2014	$ 25.1	4.0%	$ 17.60
2013	$ 43.9	5.3%	$ 21.12
2012	$ 51.9	6.6%	$ 15.15
2011	$ 38.4	5.1%	$ 12.34
2010	$ 24.4	3.3%	$ 9.74
2009	$ 22.6	3.2%	$ 9.10
2008	$ 35.4	4.4%	$ 8.00
2007	$ 45.8	5.0%	$ 14.47
2006	$ 60.9	7.8%	$ 15.35
2005	$ 47.7	6.5%	$ 14.29

Source: Company Filings

Chief Executive Officer Compensation



Source: Company Filings

Stock Underperformance:
Cumulative Total Return



	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
MYE Price:	$14.29	$15.35	$14.47	$8.00	$9.10	$9.74	$12.34	$15.15	$21.12	$17.60
S&P 500 Price:	1,248	1,418	1,468	903	1,115	1,257	1,257	1,426	1,848	2,058

Source: Bloomberg

Minimal Board Ownership Below 4%

- Low level of ownership suggests the Board's interests are not aligned with Shareholders:
  - Chairman owns 39,848 shares
  - Audit Chair owns 13,744 shares
  - Compensation Chair owns 17,905 shares
  - Nomination Chair owns 30,411 shares
  - CEO Orr sold a net of 78,000 shares during 2014

Recommended ownership levels, and time to meet them, seem to be designed so the levels can be exceeded solely through grants of restricted shares provided to directors and not actual purchases of shares in the open market.

Source: Company Filings

Board Composition

- "Looking for diverse views that reflect interests of our shareholders."

- However, the current board at MYE is anything but diverse

The Board needs shareholder representation. As a 21% shareholder GAMCO wants what is best for the shareholders.

Our Nominees: Bruce Lisman

- Mr. Lisman, age 68, has served on the board of National Life Group, a mutual life insurance company with about $2 billion of revenues, since 2004. He has also served as a director of PC Construction, an engineering and construction company with about $500 million in revenues, since August 2013. Since 2005, Mr. Lisman has served as a director of Merchants Bancshares (NasdaqGS: MBVT), a community bank with $1.8 billion of assets, since 2005. In addition, he serves on the boards of American Forests, Smithsonian Libraries, and the National Gardening Association. Mr. Lisman was Research Director, from 1984 to 1987, and Co-Head of the Institutional Equity Division, from 1987 to 2008, for Bear Stearns Companies, Inc. With his leadership, revenues grew from $50 million to $2.47 billion; head count from 150 to 2,350; and product and distribution expanse from U.S.-only to operations in Europe, Latin America, Asia ex-China, and China. Pretax income reached $670 million in 2007. After its acquisition by JP Morgan Chase & Co. (NYSE: JPM), Mr. Lisman became Chairman of its Global Equity Division, retiring in 2009. He also was responsible for Equity Capital Markets and worked extensively with CEOs, CFOs, and Boards across a variety of industries. Earlier in his career, Mr. Lisman was Director of Global Research at Lehman Brothers and before that he was an analyst covering banking companies (voted to Institutional Investor's Analyst All Star Team four times for banking industry analysis), as well as distribution, real estate and capital goods companies, He has also served on the boards of Central Vermont Public Service, a public company, from 2004 to 2009 and has also served on the boards of Hewitt School, Pace University, HS Broadcasting, BRUT, Inc., Vermont Electric Power Company, Inc. (VELCO), STRYKE Trading, Shelburne Museum, and the Vermont Symphony Orchestra. Mr. Lisman graduated from the University of Vermont in 1969 and also served as its Chair for two years.

- GAMCO believes that Mr. Lisman's qualifications to serve on the Board of Directors include his extensive board experience as a chair, vice chair, and committee chair/member in a broad range of businesses and civic organizations. GAMCO believes Mr. Lisman brings extensive board experience, executive experience and investment experience and strongly supports the nomination of Mr. Lisman for election to the Board of Directors of the Company at the Annual Meeting.

Our Nominees: Philip Blazek

- Mr. Blazek, age 47, has served as the President and Principal Executive Officer of Special Diversified Opportunities Inc. (OTC Markets: SDOI) leading this public company through the closing of the sale of its former operating business and related operational wind down and through the strategic alternatives process to deploy its cash, since May 2013. Mr. Blazek served as Managing Director at Korenvaes Management LLC, a family office firm focused on deep value debt and equity investments, from February 2012 until the firm's founder closed the fund for personal reasons in July 2012. From 2008 through January 2012, Mr. Blazek was President and Chief Investment Officer of Blazek Crow Holdings Capital, LP, an equity small-cap value investment fund he founded with the Crow Holdings Family Office. From 2005 to 2008, he served as a Partner of Greenway Capital, LP, an investment firm focused on providing new capital and actively working with managements of small-cap public companies. Mr. Blazek's investment banking advisory tenure included the Mergers & Acquisitions Group of Wasserstein Perella (and successor Dresdner Kleinwort Wasserstein) from 1996 to 2004 and the Telecom/Media/Technology Group in the Investment Banking Division of Goldman Sachs from 1991 to 1994. He previously served on the board of directors of State Wide Aluminum, an Elkhart, Indiana supplier to the auto industry, from January 2000 to December 2001. Mr. Blazek received an Economics degree at Harvard University in 1990 and MBA degree at Harvard Business School in 1996. He is a Chartered Financial Analyst.

- GAMCO believes that Mr. Blazek's qualifications to serve on the Board of Directors include his vast financial, strategic and investment experience working with companies in a wide range of industries. GAMCO believes Mr. Blazek brings extensive investment experience and strongly supports the nomination of Mr. Blazek for election to the Board of Directors of the Company at the Annual Meeting.

Our Nominees: F. Jack Liebau, Jr

- Mr. Liebau, age 51, has been in the investment management industry for thirty years. He began as a research analyst with The Capital Group from 1984 to 1986, and from 1986 to 2003 was with Primecap Management Company ("Primecap"), where he was a partner and portfolio manager. At Primecap, he had research responsibilities for a number of industries, including media, industrials, chemicals, financials, and energy. Mr. Liebau was co-manager of two mutual funds while at Primecap, the Vanguard Primecap and Capital Opportunity Funds. In 2003, he founded Liebau Asset Management Company ("Liebau Asset"), which managed money for individuals, foundations, and corporations and was President from 2003 to 2011. In September 2011, he moved from Liebau Asset to Davis Funds, an investment management firm, in New York City, where Mr. Liebau was a partner and portfolio manager from 2011 to 2013. From July 2013 to February 2015, Mr. Liebau was with Alleghany Corporation, which was his business partner in Liebau Asset; he was President and CEO of Roundwood Asset Management, the subsidiary managing public equities for Alleghany's insurance companies. In running Roundwood, Mr. Liebau was responsible for managing the equity portfolio and investment professionals, along with other reporting and P&L responsibilities. Mr. Liebau served as a director of Media General, Inc. (NYSE: MEG) from 2008 to 2009, and served as a director of Herley Industries, Inc., from December 2010 to March 2011, when Harley Industries was acquired by Kratos Defense & Security Solutions, Inc. Mr. Liebau is a graduate of Philips Academy, Andover, and received his A.B. in Economics (with honors) from Stanford University in 1985.

- GAMCO believes that Mr. Liebau's qualifications to serve on the Board of Directors include his vast financial, strategic, executive and investment experience working with companies in a wide range of industries. GAMCO believes Mr. Liebau's experience serving on boards (both corporate and non-profit) gives him pertinent insights into working effectively with management teams, analyzing strategic options, and communicating with various constituencies and strongly supports the nomination of Mr. Liebau for election to the Board of Directors of the Company at the Annual Meeting.

Appendix

EX-17.1 2 d893981dex171.htm EX-17.1

Exhibit 17.1

DANIEL R LEE | Las Vegas, NV 89134

Myers Industries, Inc.
1293 South Main Street
Akron, OH 44301
Attn: Board of Directors

March 13, 2015

Dear Fellow Members of the Myers Board of Directors,

It is with sadness and disappointment that I write to you today to tender my resignation from the board of directors of Myers Industries.

As you know, I joined the board initially as part of an agreement with GAMCO and then was re-nominated by invitation from the existing board members. Having been a Chartered Financial Analyst and a CEO of companies both larger and smaller than Myer's, I brought a unique and independent perspective to the board. I looked forward to providing an independent Wall Street perspective and assisting the board in making good decisions and exercising good corporate governance. I'm disappointed that we haven't made more progress in that regard.

Particularly over the past few months, I have been shocked by the board's careless attitude toward important decisions regarding the company, including significant divestitures and executive compensation, as well as its unwillingness to consider in good faith my thoughts regarding the company and its performance. On numerous occasions, in order to fulfill my fiduciary duty to the company and its stockholders, I have attempted to raise specific questions regarding the details of important proposed actions to be decided upon by the board in the hopes of engaging the board members in a thorough deliberation. I've always done so in a polite and collegial manner. However, in many instances, my questions and concerns were either ignored or even met with hostility.

Recently, I was stunned to learn that the Nominating and Governance Committee intended to recommend to the board that I alone not be re-nominated as a director. This is despite the recent annual review by board members wherein I was told that I was rated highly as a contributive

member of the board. I was told that this decision by the Nominating and Governance Committee was not the result of any doubt over my qualifications or my performance as a director and Audit Committee member, but merely because GAMCO intended to nominate
three new independent directors to the board at the company's 2015 annual meeting. I was informed that the Committee was going to recommend to the full board that it "fight" GAMCO's nominations. The board then followed the recommendation of the Committee
without any review of the nominees' qualifications and expertise and what attributes they might contribute to the existing board. I was told that I was an unfortunate "victim" of a large stockholder's actions, actions that appear to me to be merely seeking to improve the qualifications, independence and governance of the board.

Upon reflection of these events and the fact that I seem to be already excluded from certain discussions, I've decided to resign from the board, effective today, rather than remain on the board until the annual meeting. Hence, I will not be participating in the telephonic board meeting scheduled for this afternoon.

I've enjoyed being part of the Myers board for the past two years and hope that you've found my contributions worthwhile. I wish the company success and for the sake of all its shareholders, including myself, I hope the proper board composition can be found.

Sincerely,

Daniel R. Lee

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GAMCO

ASSET MANAGEMENT